EXHIBIT 4.1

AMENDMENT NO. 1
TO EMPLOYMENT AGREEMENT

        This Amendment (this “Amendment”) is entered into as of __________, 2004 by and among Infowave Software, Inc., a Canadian corporation (“Infowave”), Telispark, Inc., a Delaware corporation (the “Company”) and ____________, an individual residing at ___________________ (hereinafter called the “Employee”). This Amendment amends the Employment Agreement dated as of ___________, 200_, and as amended on June ___, 2002, by and among the Company and the Employee (the “Agreement”), with respect to the following:

RECITALS

        WHEREAS, Infowave has entered into a Stock Purchase Agreement with the Company and the stockholders of the Company dated as of the date hereof whereby Infowave will acquire all of the outstanding common stock of the Company.

        WHEREAS, as of the date hereof, the Company is a majority-owned subsidiary of Infowave.

        WHEREAS, in connection with the Stock Purchase Agreement and the transactions contemplated thereby, Infowave has requested that certain executives of the Company, including the Employee, execute amendments to their employment agreements in order to give Infowave the right to pay any severance payments in common shares of Infowave.

AGREEMENT

        NOW THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound, hereby agree as follows:

         1.   Capitalized Terms. Unless otherwise defined in this Amendment, all capitalized terms are as defined in the Agreement.

         2.   Section 7.10 is added as follows:

“7.10.	Until the first anniversary of the date hereof, if the Employee becomes entitled to severance pay pursuant to Section 7 of the Agreement:

(a)

Infowave has the right to pay such severance payment in one lump sum through the issuance of a number of common shares of Infowave (the “Shares”) equal in value to the amount of the severance payment (the “Severance Amount”) and may, if it deems necessary, deliver to the Employee a document evidencing a right to receive the Shares representing the Severance Amount.

(b)

The number of Shares to be issued pursuant to Section 7.10 is determined as follows: the result of (i) the amount of the severance pay, divided by (ii) the product of (A) the most recent closing market price for Infowave common shares prior to the Issuance Date (as defined below) as reported by the Toronto Stock Exchange, or if the common shares are not traded on the Toronto Stock Exchange, then as reported on the principal trading market for Infowave common shares, and (B) either (I) if the principal trading market is in Canada, the exchange rate for U.S. dollars per each Canadian dollar (based on the noon rate in Toronto on the date the closing market price is determined as reported by the Bank of Canada) or (II) if the principal trading market is in the United States, one.

(c)	The Shares shall be issued in the name of the Employee as follows (the “Issuance Date”):

(i)

If the date of termination for purposes of Section 7 occurs during a blackout period under Infowave’s insider trading policy, the Shares will be issued on the first business day following the end of the blackout period;

(ii)

If the date of termination for purposes of Section 7 occurs when Infowave is not in a blackout period, the Shares will be issued 30 days after the date of termination (or if the 30th day is not a business day, then the next business day), unless Infowave determines to issue the Shares at an earlier date due to the fact that it reasonably believes that the Employee possesses no material, non-public information regarding Infowave, its operations, condition or financial results; and

(iii)

Notwithstanding the foregoing, if Infowave reasonably believes that the Employee possesses material, non-public information regarding Infowave, its operations, condition or financial results it may delay the date of issuance until such time that it reasonably believes the Employee no longer possesses material, non-public information.

(d)

Infowave shall provide the Employee with the names of one or more brokers approved by Infowave for the sale of the Shares. Infowave agrees to arrange with such brokers to directly pay to such brokers all fees and commissions due relating to the sale of the Shares.

(e)

Employee agrees to establish a trading account with one of the Infowave-approved brokers prior to the Issuance Date. Further, Employee agrees to provide such broker with instructions (i) to sell the Shares as soon as practicable following receipt of the Shares by the broker, (ii) that the broker should sell on each successive trading day until all such Shares are sold the number of shares approximately equal to 10% of the average daily trading volume over the five trading days immediately prior to the start of such sales by the broker; and if in accordance with the imposed trading volume all of the Shares have not been sold within 15 trading days, then the broker shall sell the remaining Shares as soon as practicable (although within the next 5 trading days) without regard to the trading volume limitation, and (iii) before any proceeds are paid to the Employee the broker is required to pay to Infowave the amount of any and all federal, state or provincial tax payments required to be withheld and remitted by Infowave in connection with the severance payment. If the broker does not remit such funds specified in subsection (iii), the Employee shall remit such funds to Infowave. The proceeds from the sale of all the Shares shall be the “Gross Sales Amount”, as converted into U.S. dollars. All amounts remitted by the broker to Infowave for any and all federal, state or provincial tax payments required to be withheld and remitted by Infowave shall be included in the Gross Sales Amount.

(f)	Infowave shall pay to the Employee the following amounts in cash within 15 days following the final sale of the Shares:

(i)	If the Gross Sales Amount is less than the Severance Amount then Infowave shall pay such shortfall to the Employee; plus

(ii)

Infowave shall pay to the Employee an amount equal to 40% of the fees paid directly by Infowave to the extent attributable as compensation to the Employee, plus any amount necessary to gross-up the Employee for taxes payable on such fees (based on an assumed tax rate of 40%); plus

(iii)

Infowave shall pay to the Employee an amount equal to the total of any other fees directly associated with the sale of the Shares, which may include wire transfer fees but which shall not include fees paid directly by Infowave, plus any amount necessary to gross-up the Employee for taxes payable on such reimbursement (based on an assumed tax rate of 40%).

(iv)

Payments pursuant to this Section 7.10(f) shall be paid in U.S. dollars and will be subject to any and all federal, state or provincial tax payments required to be withheld and remitted by Infowave in connection with the such payments. Notwithstanding the provisions of this Section 7.10(f), under no circumstances shall Infowave be required to pay any excise taxes, or gross-up for any such taxes, relating to any “excess parachute payments” within the meaning of Section 280G of the United States Internal Revenue Code of 1986, as amended.

(g)	The Employee shall not be entitled to any payments under 7.10(f) if Employee has not complied with 7.10(e) in all material respects.

(h)

Notwithstanding the provisions of Section 7.10(a), Infowave cannot exercise its rights under 7.10(a) at any time Infowave common shares are not traded on at least one of: (i) any Canadian stock exchange, (ii) any United States stock exchange, or (iii) Nasdaq.

(i)

Except as otherwise provided for herein or by applicable law, the Employee acknowledges that he remains responsible for all federal, state, provincial or local taxes related to the acquisition and disposition of the Shares.

(j)

If the Employee becomes entitled to severance after the first anniversary of the date hereof, Infowave cannot pay the severance in common shares but instead must pay the severance in accordance with the Agreement, without regard to this Amendment. Further, if Infowave has not issued the Shares by the 90th day following the date of termination, Infowave cannot pay the severance in common shares but instead must pay the severance in accordance with the Agreement by the 91st day following the date of termination, or if such 91st day is not a banking day in Vancouver, BC, then the next banking day.

(k)	With respect to the Shares, Employee has no voting rights or other rights as a shareholder of Infowave prior to the Issuance Date.

(l)

The parties acknowledge that Employee shall continue to receive medical and dental coverage during the severance period, which period shall be equal to the number of months of base pay Employee was provided under the severance provisions of Section 7. Employee continues to be responsible for the payment of the same portion of the cost of the benefits as Employee paid during Employee’s employment. Employee shall pay such costs promptly as directed by Infowave and the Company.

        3.     The terms of the Agreement are otherwise unchanged.

        IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and delivered as of the date and year first written above.

TELISPARK, INC., a Delaware corporation By: Name: Title:

INFOWAVE SOFTWARE, INC., a Canadian corporation By: Name: Title:

By: Name:

[Signature Page to Amendment No. 1 to Employment Agreement]